Exhibit 99.1

PRESS RELEASE

Cascades inc.	Téléphone : (819) 363-5100
404, boul. Marie-Victorin, C.P. 30	Télécopie : (819) 363-5155
Kingsey Falls	www.cascades.com
(Québec) Canada
J0A 1B0

Cascades Sells Its Paper Merchant Division

Kingsey Falls, Québec, November 17, 2005 - Cascades Inc. announces that it has reached an agreement for the sale of its paper merchant division known as Cascades Resources, a Division of Cascades Fine Papers Group Inc., to Coast Paper Limited, a subsidiary of PaperlinX Limited, for a purchase price of approximately $CA85 million. Cascades expects to complete this transaction by year end subject to regulatory approval and other normal closing conditions.

In commenting on this transaction, President and CEO of Cascades, Mr. Alain Lemaire, stated “The sale of Cascades Resources represents another important step towards our stated goal of concentrating our activities in our two core areas of packaging and tissue. We are particularly pleased to have been able to reach an agreement with PaperlinX, an internationally recognized leader in the distribution of fine paper and graphic arts, as Cascades Resources will continue to be an important customer of our fine paper mills within the broader PaperlinX family.”

The proceeds of the sale will be applied to reducing short term debt.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Information:	Source:

Marc Jasmin, CMA	Alain Lemaire
Director, Investor Relations	President and Chief Executive Officer
Cascades Inc.	Cascades Inc.
(514) 282-2681

Stéphane Mailhot
Director, Corporate Communications
Cascades Inc.
(819) 363-5161